Exhibit 12

Computation of Earnings to Fixed Charges
CSX Corporation
Ratio of Earnings to Fixed Charges
(Millions of Dollars)

	FOR THE FISCAL YEARS ENDED
	Dec. 31, 2004		Dec. 26, 2003		DEC. 27, 2002		DEC. 28, 2001		DEC. 29, 2000
Earnings:
Earnings before Income Taxes	$637		$195		$652		$374		$194
Interest Expense	435		418		445		518		543
Amortization of debt discount	9		4		4		—		—
Interest Portion of Fixed Rent	46		62		77		88		109
Undistributed earnings of unconsolidated subsidiaries	(139)		(32)		(38)		(8)		(26)

Earnings, as Adjusted	$988		$647		$1,140		$972		$820

Fixed Charges:
Interest Expense	$435		$418		$445		$518		$543
Capitalized Interest	3		3		3		7		6
Amortization of Debt Discount	9		4		4		—		—
Interest Portion of Fixed Rent	46		62		77		88		109

Fixed Charges	$493		$487		$529		$613		$658

Ratio of Earnings to Fixed Charges	2.0	x	1.3	x	2.2	x	1.6	x	1.2	x